January 16, 2025

Sunil Garg
Director and Chief Executive Officer
Citibank, N.A.
388 Greenwich Street
New York, New York 10013

       Re: Citibank, N.A.
           Citibank Credit Card Issuance Trust
           Citibank Credit Card Master Trust I
           Registration Statement on Form SF-3
           Filed December 20, 2024
           File Nos. 333-283962, 333-283962-01 and 333-283962-02
Dear Sunil Garg:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly, or indirectly, by the depositor or any affiliate of the depositor has been current and timely with the Exchange Act reporting during the last twelve months with respect to the asset backed securities involving the same asset class. Please refer to General
       Instruction I.A.2. of Form SF-3.
 January 16, 2025
Page 2
2. We note your disclosure throughout the registration statement regarding the Series
       2000 collateral certificate issued by the master trust to the issuance trust, which is the primary source of funds for the payment of principal of and interest on the notes.
       Please register the collateral certificate concurrently with the notes. Refer to Section
       III.A.6 of Release No. 33-8518 (Dec. 22, 2004) and Securities Act Rule 190(c) and
       (d).
3. We note your disclosure throughout the registration statement regarding the Series
       2009 certificate, which you state has a legal maturity date that is 24 months after the expected final payment date in February 2025 (i.e., February 2027). Please revise your prospectus, as appropriate, to describe the impacts of the maturity of the Series
       2009 certificate, including any related risks, and to accommodate the removal of disclosure regarding the Series 2009 certificate for issuances that occur after the maturity date. To the extent the Series 2009 certificate will not mature in February
       2027, please update to clarify your disclosure.
4. We note your disclosure throughout the form of prospectus regarding the master trust's ability to issue additional certificates from time to time, but which are not being registered at this time. Please confirm that any additional issuance of securities issued by the master trust will be registered on a separate registration statement or exempt.
Cover Page

5. We note your statement on the prospectus cover page, in the section entitled
       "Forward-Looking Statements," that you undertake no obligation to update or revise any forward-looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.
Risk Factors
Business Risks Relating to Citibank's Credit Card Business
Cardholder payment patterns, finance charge rates and credit card usage may affect the timing and amount of payments on the notes, page 45

6.     We note your statement that    [t]here is currently an increased
potential of recession or
       a period of significantly lower economic growth in the U.S.    Please
revise to explain
       the basis for this statement and/or provide further detail.
The Master Trust
The Series 2009 Certificate, page 167

7. We note your statement that the summaries related to the Series 2009 certificate "do not purport to be complete and are qualified in their entirety by reference to the provisions of the Series 2009 supplement to the pooling and servicing agreement and the Series 2009 certificate." As you are responsible for the accuracy and completeness of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of such documents must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.
 January 16, 2025
Page 3
Requirements for Securities and Exchange Commission Shelf Registration
Asset Representations Review, page 179

8. Please provide the manner and amount in which the asset representations reviewer is compensated. Refer to Item 1109(b)(4).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Shalini Shah at 202-551-5942 or Arthur Sandel at 202-551-3262 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance